JPMorgan
J.P. Morgan Securities, Inc.
60 Wall Street
New York, NY  10260-0060

December 28, 1994

Mr. Joseph M. Selzer
Vice President
Prudential Realty Trust
c/o Prudential Realty Group
751 Broad Street
4th Floor
Newark, NJ  07102

Dear Joe:

This letter outlines our understanding (the "Agreement") that Prudential Realty Trust ("PRT" or the "Trust") has engaged J.P. Morgan Securities Inc. ("J.P. Morgan") to act as financial advisor to PRT with respect to options to maximize shareholder value as PRT approaches its scheduled liquidation date.


Trustees' Objectives

We understand that PRT is a finite life real estate investment trust, which, under the terms of its Declaration, is scheduled to liquidate during the 18-month period ending approximately September 30, 1997 (unless its term is extended for up to two years by vote of a majority of the shareholders of each class of stock). We understand that in order to extend the scheduled termination date, a majority of the unaffiliated Trustees must determine that such extension is in the best interests of the shareholders and must recommend such extension to the shareholders for their approval. We expect that any course of action, scheduled liquidation, or extension will be closely scrutinized by both classes of shareholders whose perspective and interests may not be perfectly aligned. In this context, we recognize the concerns of the Trustees in seeking to maximize the values of all shareholders.


Scope of Assignment

We have structured our assignment as financial advisor to PRT in two phases. In Phase I, we will evaluate a range of alternatives and recommend a preferred course of action to best achieve the objectives of PRT and its Trustees. In Phase II (should it occur), we would review and, if appropriate, conduct the transaction(s) and offer an opinion as to fairness of the transaction(s) to each class of shareholder.

Phase I

Review Structure and History of PRT

We will begin by studying all relevant information on PRT including, but not limited to, the Declaration of Trust, original Prospectus, Advisory Agreement between PRT and The Prudential Realty Advisors, recent Annual Reports and regulatory filings including 10Q and 10K reports, current appraisals of the Trust's properties, and the line of credit with First Fidelity. We will study the capital structure of the Trust and also review the history of the Trust's share price performance since inception.

Evaluate Net Asset Value on a Public and Private Market Basis

We will review the current appraisals and, based upon cash flow projections provided in the appraisals or separately by PRT, we will evaluate the private market valuation of such assets if sold on an individual basis, if sold through combinations of certain assets in smaller pools, and if sold as a complete portfolio. This analysis will include an evaluation of the depth of demand in the market for each of these alternatives with consideration for the types of investors that would be most likely to acquire assets of this property type. We also plan to visit each of the properties as further due diligence in formulating our conclusions.

Although we suspect that a public market valuation is less appropriate in PRT's context given its finite life, we will also review the current valuation of PRT in the public market (both classes of stock) including the identification of comparable REITs (and classes of stock) with an analysis of relative public market valuation. We will then be prepared to contrast any legitimate public market valuations with the private market values described above.

Strategies to be Considered

With the objective of maximizing the value to holders of each class of stock (while minimizing any adverse tax consequences), both income and capital shares, we will evaluate the following strategies:

(i) Disposition of assets by September, 1997, through the following approaches:

         Sale of assets individually.

         Sale of pools of assets; for instance, selling Park 100 as a pool to a single buyer.

         Sale of the stock of PRT to an investor, either by public tender or otherwise.

         Merger with another public REIT or another entity with an exchange of shares or other consideration.

         Other appropriate alternatives that become evident during our engagement.

In this context, we will identify REITS and other investors that might be buyers of assets or shares due to similarities in geographic focus and property type and will review and evaluate any proposals that PRT may receive from interested parties.

(ii) Extension of the scheduled termination date. This will include an evaluation of the current maximum net asset value derived from all of the scenarios noted above, and based on a review of the specific assets and competitive markets, an estimate of the potential for further appreciation in value assuming that the liquidation date were extended. The range of options for liquidation at the end of the extension period will likely be identical to those evaluated above. The conclusions, however, may differ given the potential for change in the micro and macro real estate market for each asset, demand and pricing in the private equity market at large, and demand and pricing in the public equity markets, which have lately experienced explosive growth but considerable volatility.

We will, with the assistance as necessary of the Trust's attorneys, accountants and other consultants, consider the full range of regulatory, legal, tax, and reporting implications of each of the above mentioned strategies.


Process & Timetable

As soon as possible, we will provide you with a detailed list of documents and other information we require from PRT prior to commencing Phase I and will also arrange a mutually convenient time with Richard Flohr for our team to tour each of the properties. Upon completion of our analysis, we will prepare a detailed written report outlining our approach to the assignment, a summary of the information considered, a detailed review of the full range of alternatives available (including a discussion of their relative ability to maximize shareholder value) and our recommended course(s) of action. A complete draft of this report will be provided to you on January 4, 1995 so that you might review it in advance of our scheduled meeting on January 6. Following this meeting, a final report incorporating any necessary changes or comments will be prepared and provided to you by January 20, so that you can distribute it to the Trustees in advance of their scheduled February 9 meeting, at which we will also be prepared to make a verbal presentation to the Trustees.


PHASE II
It is difficult to specify our role in this phase given that your
precise needs have not yet been defined.   However, depending on
the outcome of Phase I and the extent to which we mutually determine that J.P. Morgan is the appropriate entity to do so, we would assist in executing those strategies.

In addition, we anticipate that the Trustees may desire that a fairness opinion be rendered regardless of the form of the transaction. Without specifically outlining the tasks we would perform in such an assignment, we would perform a sufficient review of the transaction(s) to allow us to provide an opinion as to fairness to all shareholders of PRT.

Compensation

PRT shall pay to J.P. Morgan an Advisory Fee of $100,000 for Phase I of this assignment, payable upon completion of the assignment when we present our findings and recommendations to
the Board of Trustees.   Given the uncertainty at this time as to
the scope of Phase II of the assignment, it is difficult to precisely determine the appropriate level of compensation for that phase. Consequently, we would look to reach an agreement following the completion of Phase I. Conceptually, however, we would expect to receive a success fee calculated as a percentage of the value of any disposition(s) and a flat fee for any fairness opinion provided, with the understanding that 50% of the Phase I fee would be creditable against these amounts. Some form of retainer or upfront fee may also be appropriate if the execution of Phase II takes place over an extended period of time, again with the understanding that a portion of these fees would be creditable against any success fees payable for Phase
II. In addition to the above described fees, PRT will reimburse J.P. Morgan for all reasonable out-of-pocket expenses incurred by J.P. Morgan in connection with this assignment whether or not (in the case of Phase II) a transaction is completed, including without limitation, travel, communication, and reasonable legal fees and expenses; provided that such expenses shall not exceed $10,000 without the prior approval of PRT. Notwithstanding the forgoing, all interaction with Sullivan & Cromwell shall be coordinated with Steven Parker, and J.P. Morgan shall not engage independent counsel without prior approval from PRT. The foregoing limitations, however, shall not apply in any way to any counsel fees or expenses related to any matter for which J.P. Morgan seeks indemnity pursuant to the provisions hereof.

Staffing

For the execution of this assignment, J.P. Morgan will establish a team of qualified individuals from appropriate specialty areas within the firm and its subsidiaries. From Real Estate, David Gilbert will be primarily responsible for this assignment. The team will also include Vice Presidents, Bob Sroka from our M&A Department, Blake Witherington from Real Estate, and David Walker from Equity Capital Markets, as well as Eric Brook and other
Associates as appropriate.   Jon Zehner, Managing Director and
head of Real Estate, will be actively involved in the analysis and presentation(s) as well.

Indemnity

PRT agrees to indemnify and hold harmless J.P. Morgan and its affiliates, and the respective directors, officers, agents, and employees of J.P. Morgan and its affiliates and each other entity or person, if any, controlling J.P. Morgan or any of its affiliates (J.P. Morgan and each such entity or person being referred to as an "Indemnified Person") from and against any losses, claims, demands, damages, or liabilities (or actions or proceedings in respect thereof) of any kind relating to or arising out of activities performed or services furnished pursuant to this Agreement, or J.P. Morgan's role in connection therewith, and to reimburse J.P. Morgan and any other Indemnified Person for all expenses (including, without limitation, fees and reasonable disbursements of counsel) incurred by J.P. Morgan or any such other Indemnified Person in connection with investigating, preparing, or defending any investigative, administrative, judicial, or regulatory proceeding in any jurisdiction, or any action, suit, or other proceeding in relation thereto or in connection therewith, whether or not in connection with pending or threatened litigation to which J.P. Morgan (or any other Indemnified Person) or PRT or any of its security holders is a party, in each case as such expenses are incurred or paid. PRT will not, however, be responsible for any such losses, actions, claims, demands, damages, liabilities, or expenses of any Indemnified Person that are determined by final and nonappealable judgment of a court of competent jurisdiction to have resulted primarily from actions taken or omitted to be taken by such Indemnified Person in bad faith or from such Indemnified Person's negligence or misconduct.

Confidentiality

In the course of its services, J.P. Morgan will have access to confidential information concerning PRT and its affiliates. J.P.
Morgan agrees that for a period of four years, all such confidential information will be treated by J.P. Morgan and its agents and employees as confidential in all respects.

The term "confidential information" shall mean all information, whether written or oral, which is disclosed by PRT or its affiliates to J.P. Morgan in connection with its engagement and which is not in the public domain, but shall not include:

              (a)  information which, prior to disclosure to J.P.
                   Morgan in connection with its engagement, was already in J.P. Morgan's possession other than on a confidential basis;

              (b) information which is hereby publicly disclosed other than by J.P. Morgan in violation of this Agreement;

              (c) information which is obtained by J.P. Morgan from a third party that (i) J.P. Morgan does not know to have violated, or to have obtained such information in violation of, any obligation to PRT or its affiliates with respect to such information, and (ii) does not require J.P. Morgan to refrain from disclosing such information; and

              (d) information which is required to be disclosed by J.P. Morgan or its affiliates, agents or employees under compulsion of law (whether by oral question, interrogatory, subpoena, civil investigative demand, or otherwise).

Upon any termination of J.P. Morgan's engagement, J.P. Morgan further agrees promptly upon PRT's written request (and in no event later than 14 days thereafter) to return all written and other material, including copies thereof, submitted to J.P.
Morgan by PRT or its affiliates, it being understood that notwithstanding the foregoing J.P. Morgan may retain all written or other material which J.P. Morgan has itself prepared in connection with its assignment. Notwithstanding the return of any such material, J.P. Morgan and its agents and employees will continue to hold in confidence all confidential information during the term of this Agreement.

Summary

We are pleased to have been selected to assist you with this assignment and look forward to working with you and your team. We are confident that working together, we can devise a financial strategy that will enable you to achieve maximum value for all your shareholders. We look forward to meeting with you again shortly to begin this assignment and please call if you have any comments on this agreement. If the foregoing correctly sets forth the agreement between PRT and J.P. Morgan, please sign and return the enclosed copy of this Agreement, whereupon it shall become our binding agreement to be governed by New York law.

Sincerely,


/s/David J. Gilbert                       /s/R. Blake Witherington
David J. Gilbert                          R. Blake Witherington
Vice President                            Vice President




Agreed and accepted:

Prudential Realty Trust


By:/s/Joseph M. Selzer
   Joseph M. Selzer
   Vice President